[Letterhead of Dycom Industries, Inc.]

May 17, 2011

Via EDGAR

Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3561

Re:	Dycom Industries, Inc.
Registration Statement on Form S-3
Filed on: March 25, 2011
File No.: 333-173059

Dear Ms. Long:

We acknowledge receipt of your letter, dated April 20, 2011, to me, as Vice President, General Counsel and Secretary of Dycom Industries, Inc. (the “Company”), regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”) that was filed on March 25, 2011.  Set forth below are the Company’s responses to the Staff’s comments. The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.  Copies of this letter and Amendment No. 1 will also be provided to Era Anagnosti of the Commission.

General

1.
It appears that C-2 Utility Contractors, LLC, a subsidiary guarantor, has not submitted the Form S-3 for filing on EDGAR.  Please advise, or otherwise ensure that this subsidiary guarantor has properly filed the registration statement on EDGAR.

RESPONSE: The Company respectfully advises the Staff that C-2 Utility Contractors, LLC’s omission to submit the Form S-3 for filing on EDGAR was due to a technical error.  C-2 Utility Contractors, LLC is identified in the Registration Statement as a registrant and signed the Registration Statement as such.  However, C-2 Utility Contractors, LLC’s name associated with

Ms. Pamela A. Long
United States Securities and Exchange Commission
May 17, 2011

its Central Index Key (“CIK”) inadvertently omitted the “-” in “C-2.”  C-2 Utility Contractors, LLC has corrected its name in the CIK.

2.
We note that in your descriptions of debt securities of Dycom Industries, debt securities of Dycom Investments, stock purchase contracts and debt purchase contracts, you state that these securities may be convertible into or include securities of third parties.  Please note that even if you have an exemption available for the offer and sale of these third-party securities, you must you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement.  Please see our Securities Act C&DI paragraph 203.03 and the Morgan Stanley & Co., Incorporated no-action letter (June 24, 1996) issued by the Division.  If you wish to include the third-party securities, please give us your analysis why registration under the Securities Act is not required, and include this third-party information.  If you do not wish to offer third-party securities underlying any debt securities or purchase contracts, please remove these references from the prospectus.

RESPONSE: The Company respectfully advises the Staff that we do not wish to include any securities of third-party issuers underlying any debt securities or purchase contracts that are convertible.  Accordingly, the Company has removed references to securities of third-party issuers from the description of debt securities of Dycom Industries, Inc. and Dycom Investments, Inc. and from the description of purchase contracts of Dycom Industries, Inc.  The Company respectfully directs the Staff’s attention to pages 6, 17 and 34 of Amendment No. 1.

3.
If you intend to offer securities of third-party issuers upon conversion of Dycom Investments’ debt securities, please also provide us with your analysis as to why the use of Form S-3 is appropriate to register Dycom’s debt securities.  In this regard, please see General Instruction I.C.3. of Form S-3, which provides that a majority-owned subsidiary of an S-3 eligible company may offer securities registered on Form S-3 if they are non-convertible securities, other than common equity.  Please also see Securities Act Forms C&DI paragraph 217.02 located on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, which provides that securities of the subsidiary convertible into common equity of its S-3 eligible parent may be registered on Form S-3.

RESPONSE: As indicated in our response to the Staff’s comment No. 2, the Company does not intend to offer securities of third-party issuers upon conversion of Dycom Investments, Inc.’s debt securities.  The Company does, however, intend to register debt securities of Dycom Investments, Inc. which are convertible into common stock of Dycom Industries, Inc., as permitted under C&DI paragraph 217.02.  Accordingly, we have revised the description of debt securities of Dycom Investments, Inc. to specifically provide that the debt securities of Dycom

Ms. Pamela A. Long
United States Securities and Exchange Commission
May 17, 2011

Investments, Inc. may be convertible into common stock of Dycom Industries, Inc.  The Company respectfully directs the Staff’s attention to page 17 of Amendment No. 1.

Calculation of Registration Fee

4.
We note from footnote (1) to the fee table that you are purporting to register an indeterminate amount of securities which may be issuable upon conversion or exchange of debt securities, preferred stock and warrants, and that separate consideration may or may not be received for securities issuable upon conversion, exchange, or exercise of such securities.  Please revise to clarify that any such securities are among those specifically identified in the fee table.  It should be clear that any securities underlying convertible or exchangeable securities are registered and included in the fee table.

RESPONSE: In response to the Staff’s comment, the Company has revised the Registration Statement by clarifying footnote (1) to state that the securities issuable upon the conversion, exchange or exercise of debt securities, preferred stock and warrants are also included in the fee table.

5.
Also in footnote (1), you state that the securities registered may be sold by the issuers as units; the units, however, are not listed in the Calculation of Registration Fee table or the Prospectus Cover Page.  We also note that a Form of Unit Agreement is listed as Exhibit 4.9 in the Exhibit Index.  If you are registering the offer and sale of units, please list them accordingly, provide a description of the units you may offer in accordance with Item 202(d) of Regulation S-K, and arrange for counsel to opine on the legality of the units.

RESPONSE: In response to the Staff’s comment, the Company has revised the Registration Statement to modify references to securities purchase units to units as the Company intends to register units consisting not only of securities purchase units but also of one or more of common stock, preferred stock, senior debt securities or subordinated debt securities, depositary shares, warrants or securities purchase contracts issued by Dycom Industries, Inc. or senior debt securities and subordinated debt securities issued by Dycom Industries, Inc.  The Company respectfully directs the Staff’s attention to the fee table, footnote (1) to the fee table, the prospectus cover page and pages ii and 34 of Amendment No. 1.  The Company has also revised the Registration Statement to include a new section setting forth the description of the units beginning on page 36 of Amendment No. 1.  Finally, the Company has arranged for its counsel to opine on the legality of the units.  The Company respectfully directs the Staff’s attention to the revised Exhibit 5.1 opinion of Shearman & Sterling LLP filed with Amendment No. 1.

6.
In footnote (4) you disclose that the registration of Common Stock includes preferred stock purchase rights.  On page 27 you disclose that these rights expire on the earlier of certain events set forth in the shareholders rights plan and April 4,

Ms. Pamela A. Long
United States Securities and Exchange Commission
May 17, 2011

2011.  To the extent that these rights remain outstanding, please list them as a separate category of securities being registered, and arrange for counsel to opine on the legality of the preferred stock purchase rights.

RESPONSE: The Company respectfully advises the Staff that the preferred stock purchase rights have expired and such rights are no longer outstanding.  Accordingly, the Company has revised the Registration Statement to remove footnote (4) to the fee table and the description of such rights from the description of capital stock of Dycom Industries, Inc.  The Company respectfully directs the Staff’s attention to the revised footnotes to the fee table and page 28 of Amendment No. 1.

Prospectus Cover page

7.	Please include the page number where the risk factor disclosure appears in the prospectus. See Item 501(b)(5) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the Registration Statement to add a new section on Risk Factors and has included a reference thereto on the cover page of the prospectus.  The Company respectfully directs the Staff’s attention to the cover page of the prospectus and page 2 of Amendment No. 1.

About this Prospectus, page ii

8.
We note the disclosure in the fourth paragraph that the “prospectus contains summaries of certain documents, but reference is made to the actual documents for complete information.  All summaries are qualified in their entirety by such reference.”  Please be advised that the disclosure in your prospectus regarding the contents of any contracts or other documents should be materially complete.  We also note that you may not qualify your disclosure by reference to the contract or other document, as it is inconsistent with Rule 411 of Regulation C.  Please revise your disclosure accordingly.

RESPONSE: The Company respectfully confirms that it believes the disclosure in the prospectus regarding contents of contracts and other documents is materially complete.  Furthermore, in response to the Staff’s comment, the Company has revised the Registration Statement to remove any language which qualifies the disclosure by reference to such  contract or other documents.  The Company respectfully directs the Staff’s attention to page ii of Amendment No. 1.

Description of Debt Securities of Dycom Industries, Inc. and Guarantees, page 4

Guarantees, page 6

9.	Please disclose whether the guarantees of Dycom Investments and the guarantees of the subsidiary guarantors will be full and unconditional. Further, please disclose

Ms. Pamela A. Long
United States Securities and Exchange Commission
May 17, 2011

whether the Dycom Investments guarantees, together with the guarantees of the subsidiary guarantors will be joint and several.  This comment also applies to your discussion of the guarantees on page 17 and the prospectus cover page.

RESPONSE: In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that Dycom Investments, Inc.’s guarantees and the guarantees of the subsidiary guarantors will be full and unconditional and joint and several.  The Company respectfully directs the Staff’s attention to the prospectus cover page and pages ii, 7 and 18 of Amendment No. 1.

Description of Capital Stock, page 27

10.
We note the statement in the introductory paragraph that the description of capital stock is “qualified by reference” to the company’s certificate of incorporation, bylaws, which are incorporated by reference as exhibits into the registration statement.  Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required to be included in the prospectus.  See Rule 411(a) of Regulation C.  Please revise your disclosure accordingly.

RESPONSE: In response to the Staff’s comment, the Company has revised the Registration Statement to remove any language which qualifies the description of capital stock by reference to the Company’s certificate of incorporation and bylaws.  The Company respectfully directs the Staff’s attention to page 28 of Amendment No. 1.

Signatures, page II-13

11.	Please have the registration statement signed by the controller or the chief accounting officer of Apex Digital, LLC. See Instruction 1 to Signatures on Form S-3.

RESPONSE: The Company respectfully advises the Staff that H. Andrew DeFerrari is both the principal financial officer and the principal accounting officer of Apex Digital, LLC.  The Company has revised the signature page of the Registration Statement to indicate that H. Andrew DeFerrari is signing in both his capacity as the principal financial officer and the principal accounting officer.  The Company respectfully directs the Staff’s attention to page II-13 of Amendment No. 1.

Exhibit 4.4 — Form of Indenture for debt securities of Dycom Industries, Inc.
Exhibit 4.5 — Form of Indenture for debt securities of Dycom Investments, Inc.

12.
It appears that you have not filed the forms of these two agreements as exhibits to the registration statement, despite footnote ** indicating otherwise.  Please ensure that you file these agreements as exhibits with your next amendment.

Ms. Pamela A. Long
United States Securities and Exchange Commission
May 17, 2011

RESPONSE: In response to the Staff’s comment, the Company has filed the forms of indentures for debt securities of each of Dycom Industries, Inc. and Dycom Investments, Inc.  The Company respectfully directs the Staff’s attention to Exhibits 4.4 and 4.5, respectively, filed with Amendment No. 1.

Exhibit 5.1 Opinion of Shearman & Sterling LLP

13.
The assumptions as to state law matters set forth in clauses (f)(i) and (f)(ii) on page eight of the opinion are not appropriate.  Please have counsel revise its opinion to remove the assumptions or to state that counsel is relying on local opinion of counsel with regard to these matters, and file any such local opinions as exhibits to the registration statement.

RESPONSE: In response to the Staff’s comment, Shearman & Sterling LLP has revised its opinion to delete the assumptions set forth in clauses (f)(i) and (f)(ii).  The Company respectfully directs the Staff’s attention to the revised Exhibit 5.1 opinion of Shearman & Sterling LLP filed with Amendment No. 1.

14.
Please revise clause (f)(iii)(A) to remove the current application (“do not”) of this assumption.  Please also amend clause (f)(iii)(C) to clarify that the assumption only relates to documents and agreements not filed as exhibits to Dycom’s SEC filings.

RESPONSE: In response to the Staff’s comment, Shearman & Sterling LLP has revised its opinion to remove the current application (“do not”) from clause (f)(iii)(A) and revised the assumption in clause (f)(iii)(C) to only relate to documents and agreements not filed as exhibits to Dycom’s SEC filings.  The Company respectfully directs the Staff’s attention to the revised Exhibit 5.1 opinion of Shearman & Sterling LLP filed with Amendment No. 1.

15.
Please explain the purpose and the intended effect of excluding from the definition of “Generally Applicable Law” the laws, rules and regulations discussed in the last sentence of the definition.  We may have additional comments following the review of your response.

RESPONSE: In response to the Staff’s comment, Shearman & Sterling LLP has revised its opinion to clarify the definition of Generally Applicable Law, including by removing the exclusion contained in the identified sentence.  The Company respectfully directs the Staff’s attention to the revised Exhibit 5.1 opinion of Shearman & Sterling LLP filed with Amendment No. 1.

16.
Please have counsel confirm to us that it concurs with our understanding that its reference to the General Corporation Law of the State of Delaware includes the statutory provisions and any reported judicial decisions interpreting these laws.

Ms. Pamela A. Long
United States Securities and Exchange Commission
May 17, 2011

Please have counsel file this confirmation as correspondence on EDGAR, or in the alternative, revise the legal opinion to specifically include them.

RESPONSE: The Company respectfully advises the Staff that it has filed as correspondence on the EDGAR system with Amendment No. 1 a supplemental written confirmation from Shearman & Sterling LLP that that the General Corporation Law of the State of Delaware in its Exhibit 5.1 opinion includes the statutory provisions and any reported judicial decisions interpreting these laws.

17.	Please have counsel revise the opinion set forth in enumerated paragraph 6 to also opine that the depositary shares will entitle the holders to the rights specified in the Deposit Agreement.

RESPONSE: In response to the Staff’s comment, Shearman & Sterling LLP has revised its opinion set forth in paragraph 6 to opine that the Depositary Shares will be entitled to the benefits of the Deposit Agreement.  The Company respectfully directs the Staff’s attention to the revised Exhibit 5.1 opinion of Shearman & Sterling LLP filed with Amendment No. 1.

18.
Please explain the significance of the assumptions set forth in the last sentence of paragraph (b) on the last page of the legal opinion, since it is unclear how these assumptions affect the enforceability of counsel’s opinion.

RESPONSE: The Company respectfully advises the Staff that the qualification set forth in the last sentence of paragraph (b) affects the enforceability opinions in paragraphs (1) through (5) because holders of Debt Securities denominated in a currency other than United States dollars are entitled to receive all payments with respect to such Debt Securities in the applicable foreign currency under their respective Indentures, but Shearman & Sterling LLP cannot opine on whether a court would award judgment in such foreign currency.

Exhibit 5.2 — Opinion of Akerman Senterfitt

19.
The qualifications and exceptions set forth in the first full paragraph on page two of the opinion are somewhat ambiguous and difficult to understand.  For example it is unclear what the effect of opinion items “not directly or definitively addressed” by authorities is (see clause (b)).  Please have counsel clarify and simplify these qualifications and exceptions.  We may have additional comments following the review of the revised language.

RESPONSE:  Changes have been made to the qualifications set forth in the first full paragraph on page 2 of the opinion of Akerman Senterfitt filed as Exhibit 5.2 with Amendment No. 1 in response to the Staff’s comments. These revisions reflect changes made based on the telephonic discussions regarding the Akerman Senterfitt opinion that took place last week between Era Anagnosti of the Staff and Philip B. Schwartz of Akerman Senterfitt.

Ms. Pamela A. Long
United States Securities and Exchange Commission
May 17, 2011

Exhibit 25.1 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended of the trustee for the debt securities of Dycom Industries, Inc.

Exhibit 25.2 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended of the trustee for the debt securities of Dycom Investments, Inc.

20.
We note your footnote disclosure to Exhibits 25.1 and 25.2 related to Statement of Eligibility of Trustee, Form T-1.  Please note that you should file Form T-1 under electronic form type “305B2” rather than in a post effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.  For further guidance, please see Trust Indenture Act of 1939 C&DI Section 220.01 found in the Division of Corporation Finance page of our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.  Please amend footnote *** to the index accordingly.

RESPONSE:  In response to the Staff’s comment, the Company has revised footnote ** to the Index to Exhibits to provide that the Statement of Eligibility of Trustee on Form T-1 will be filed under Form 305B2.  The Company respectfully directs the Staff’s attention to the revised Index to Exhibits of Amendment No. 1.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments, or any changes made to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any further action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, or if you require additional information, please feel free to contact me at (561) 627-7171.

Very truly yours,
/s/ Richard B. Vilsoet

Richard B. Vilsoet Vice President, General Counsel and Secretary

Cc:
Era Anagnosti, U.S. Securities and Exchange Commission
Steven E. Nielsen, Chairman of the Board, President and Chief Executive Officer
H. Andrew DeFerrari, Senior Vice President and Chief Financial Officer

Ms. Pamela A. Long
United States Securities and Exchange Commission
May 17, 2011

Michael J. Schiavone, Shearman & Sterling LLP Abigal Arms, Shearman & Sterling LLP Joseph Dowds, Deloitte & Touche LLP